NOVAWEST

08000672

NovaWest Resources Inc.

News Release

For Immediate Release

ACQUISITION
FIRECRACKER GOLD PROJECT - ONTARIO

Vancouver, BC - Wednesday, January 30th 2008, 11:30a.m. PDT

Novawest Resources Inc. (TSXV – "NVE"; Frankfurt – "NWN"), is pleased to announce the acquisition of the Firecracker Gold Project situated in Catherine Township near Kirkland Lake and Larder Lake, Ontario. The Firecracker Project consists of twenty mineral claims totaling 78 claim units.

Novawest has arranged to purchase a 100% interest in the project by paying the Vendors a total of twenty-five thousand and one hundred dollars and two-hundred and fifty thousand commons shares of Novawest. The shares being issued will be subject to a four month hold period. Of the total purchase price, ten thousand dollars and one hundred thousand shares will be paid upon the completion of the first positive geological report Novawest produces on the property. The property will be subject to a 3% Net Smelter Return (NSR) in favour of the Vendors. Novawest may purchase one-half of the NSR for one million-five hundred thousand dollars and also has been granted a first right of refusal on the remainder of the NSR. All of the terms of the purchase are subject to approval of the TSX Venture Exchange.

Such prolific gold camps as Kirkland Lake and Larder Lake, that have produced millions of ounces of gold to date, are very favorable for gold exploration. They offer an excellent opportunity to make world class discoveries. These camps are located in the Abitibi greenstone belt which contains the other near-by productive gold mining districts of Timmins, Rouyn-Noranda, and Val d'Or. Collectively all of these gold mining camps form the Golden triangle, which historically has produced approximately three-quarters of Canada's gold production.

Novawest invites the public to visit its "**NEW**" website at http://www.Novawest.com or e-mail us at Novawest@Novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – President

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUITE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION. "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS NEWS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN OR IMPLIED HEREIN

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NOVAWEST NovaWest Resources Inc.

News Release

For Immediate Release

RADIOMETRIC AIRBORNE ON CENTER URANIUM PROJECT – QUEBEC COMPLETE

Vancouver, BC - Monday, February 4th 2008, 11:00a.m. PDT

Novawest Resources Inc. (TSXV – "NVE"; Frankfurt – "NWN"), and its Board of Directors are pleased to announce that the radiometric/mag/EM airborne survey on the Company's Center Uranium Project has been successfully completed. The helicopter-borne survey was flown over the company's 100-per-cent-owned, 265-claim, 31,088-acre (12,500-hectare) Center uranium property. The property is situated in the vicinity of the historic Chibougamau mining camp in Quebec. The airborne data is currently being analyzed by Novawest's geological team and geophysical consultants. The results will be announced once the final interpretation and processing report is received.

The company has added additional claims in the immediate vicinity by staking another 31 claims encompassing 1,240 acres adjacent to the Center Uranium Project.

In other business, the Company advises that further to its News Release of December 20, 2007, the private placement announced therein was closed on December 31, 2007 for aggregate proceeds to the Company of $800,000. A total of 4,000,000 shares and 2,250,000 share purchase warrants were issued. These securities have a hold period ending on May 2, 2008. The warrants, having an exercise price of $0.25, expire on December 31, 2009.

Novawest invites the public to visit its NEW website at http://www.Novawest.com or e-mail us at Novawest@Novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its "NEW" website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUITE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION. "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS NEWS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN OR IMPLIED HEREIN

END

Suite 1600, The Bower Building, 543 Granville Street, Vancouver, British Columbia Canada V6C 1X8
Tel. 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • www.novawest.com • novawest@novawest.com